Contact

www.linkedin.com/in/chefasneed
(LinkedIn)

Top Skills

Culinary Marketing
Marketing
Social Media

Certifications

ServSafe

Ashley Marie Rouse

Owner & CEO
Brooklyn, New York, United States

Summary

Trade Street Jam Co. is a woman- and minority-owned jam company based in Brooklyn with one mission: To spread the word by introducing the world to a concept bigger than jam on toast. We create culinary inspired vegan jams for craft cocktails, BBQ sauces, glazes for meats or vegetables, baked goods, salad dressings and more. Our jams are low in sugar and contain no pectin or preservatives.

Experience

Trade Street Jam Co.

Owner & CEO of Trade Street Jam Co.
February 2015 - Present (7 years 8 months)
Brooklyn, NY

Trade Street is a woman- and minority-owned jam company based in Brooklyn with one mission: To spread the word by introducing the world to a concept bigger than jam on toast. We create small batch, vegan jams that have no pectin or preservatives and very minimal sugar added. The jams are clean tasting, fruit forward and culinary inspired. We use our jams in craft cocktails, BBQ sauces, glazes for meats or vegetables, baked goods, salad dressings and more. Our produce is locally sourced, and we are working on an initiative to use residual jams to feed the less fortunate, so that we are supporting our community wherever possible.

Condé Nast

Hospitality Marketing Manager
July 2013 - September 2018 (5 years 3 months)
1 World Trade Center

My experience includes maintenance of multiple social media platforms across brands, creation and implementation of social media strategies, development of content calendars, utilization of email marketing and analytics, and over 10 years of food industry knowledge and management. In addition, I have managed all aspects of two entrepreneurial ventures that I have built from the ground up. I have utilized my awareness of market trends to drive social

media content and engagement in a direction of growth for all of the brands with which I associate.

Compass Group
Executive Chef for Morrison
April 2012 - July 2013 (1 year 4 months)
Carolinas Medical Center, University

Responsible for yearly food cost reduction of 3% by managing food, paper, supplies and chemical orders for kitchen, cafeteria and patient services
Attains 97% or higher on State Health and Sterotech Inspections by implementing daily master cleaning lists, weekend cleaning schedules and protein pull sheets
Executes successful retail marketing promotions by creating monthly calendars and recipes for management and staff members
Oversees all hospital caterings to ensure a high level of food, service and quality
Visits nurses and patients on various floors daily to ensure excellence food and service is being maintained along with building employee engagement
Pays all invoices in a timely manner along with completing week-ending paperwork, payroll and inventory

The Ritz-Carlton, Charlotte
Chef
September 2009 - April 2012 (2 years 8 months)

Cook for in-room dining, lobby lounge, garde manger and banquets

Arpa Spanish Tapas
Sous Chef
March 2008 - May 2009 (1 year 3 months)

Prepared menu items for grill, sauté, and pantry stations
Created daily Spanish tapas specials for bar customers and amuse-bouche for VIP clientele
Involved in food ordering, inventory and inspection of invoice receipts
Responsible for properly closing down the restaurant on a daily basis

Indianapolis Motor Speedway
Prep/Line Cook
July 2006 - May 2008 (1 year 11 months)

Prepared daily breakfast and lunch specials for hotel guests
Ran the line for daily lunch service

Handled large-scale catering and restaurant operations for the Indianapolis 500 and Allstate 400

Ritz-Carlton
Intern
March 2007 - May 2007 (3 months)

Provided appetizers and entrées for the three major restaurants of the hotel in order to effectively cater to guest requests
Utilized baking and pastry techniques learned in Advanced Patisserie to produce desserts and treats for elite hotel members, work staff, and restaurant guests
Worked the night shift in order to ensure room service orders were prepared with quality and efficiency

The Westin
Prep/Banquet Cook
November 2006 - February 2007 (4 months)

Assisted in banquet and catering ventures for corporate clients which included preparation and assembly of all food and related equipment
Communicated with the hotel's main restaurant to help produce food for daily service
Cooked breakfast items for Sunday brunch for elite clients such as the Bobcats basketball team

Wolfgang Puck's
Hostess/Prep/Banquet Cook
May 2005 - August 2006 (1 year 4 months)

Interacted with esteemed guests in order to ensure high-quality customer service
Produced posh hors d'oeuvres for numerous events and parties

Education

Johnson & Wales University
Bachelor of Science, Food Service Management · (2005 - 2009)

Johnson & Wales University
Associate of Science, Culinary Arts · (2005 - 2007)

North Central High School

· (2001 - 2005)